1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 19, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Property © 2018 TSMC, Ltd 2018 First Quarter Earnings Conference April 19, 2018

TSMC Property © 2018 TSMC, Ltd Agenda Welcome Elizabeth Sun 1Q18 Financial Results and 2Q18 Outlook Lora Ho Key Messages Lora Ho C.C. Wei Q&A

TSMC Property © 2018 TSMC, Ltd Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2018 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

TSMC Property

Selected Items from Statements of Comprehensive Income

(In NT$ billions unless otherwise noted)	1Q18	1Q18 Guidance	4Q17	1Q17	1Q18 over 4Q17	1Q18 over 1Q17
Net Revenue (US$ billions)	8.46	8.40-8.50	9.21	7.51	-8.2%	+12.7%
Net Revenue	248.08		277.57	233.91	-10.6%	+6.1%
Gross Margin	**50.3%**	**49.5% - 51.5%**	**50.0%**	**51.9%**	**+0.3 ppt**	**-1.6 ppts**
Operating Expenses	(26.73)		(28.84)	(26.16)	-7.3%	+2.2%
Operating Margin	**39.0%**	**38.0% - 40.0%**	**39.2%**	**40.8%**	**-0.2 ppt**	**-1.8 ppts**
Non-Operating Items	3.11		2.78	2.47	+12.1%	+26.2%
Net Income to Shareholders of the Parent Company	89.79		99.29	87.63	-9.6%	+2.5%
Net Profit Margin	**36.2%**		**35.8%**	**37.5%**	**+0.4 ppt**	**-1.3 ppts**
EPS (NT Dollar)	3.46		3.83	3.38	-9.6%	+2.5%
ROE	23.0%		26.9%	24.6%	-3.9 ppts	-1.6 ppts
Shipment (Kpcs, 12"-equiv. Wafer)	2,680		2,699	2,473	-0.7%	+8.4%
Average Exchange Rate--USD/NTD	29.33	29.60	30.13	31.16	-2.7%	-5.9%

* Diluted weighted average outstanding shares were 25,930mn units in 1Q18.

** ROE figures are annualized based on average equity attributable to shareholders of the parent company.

© 2018 TSMC, Ltd

Open Innovation Platform®

TSMC Property 1Q18 Revenue by application consumer 7% industrial/Standard 23% computer 15% Communication 55% Communication Communication 0 Revenue (NT$B) 200 QoqQ -19 4Q17 1Q18 Computer 0 Revenue(NT$B) 200 QoQ+30% 4Q17 1Q18 Consumer 0 Revenue(NT$B) 200 QoQ+9% 4Q17 1Q18 Industrial/ Standard 0 revenue(NT$B) 200 QoQ-4% 4Q17 1Q18 2018 TSMC, Ltd Open Innovation Platform

1Q18 Revenue by Technology

TSMC Property



0.15/0.18um
9%
0.11/0.13um
2%
0.25um and above
3%
90nm
5%
65nm
9%
10nm
19%
40/45nm
11%
28nm
20%
16/20nm
22%



28nm and below revenue
Revenue (NT$B)
200
150
100
50
0
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
28nm
16/20nm
10nm

© 2018 TSMC, Ltd

Open Innovation Platform®

Balance Sheets & Key Indices

TSMC Property

Selected Items from Balance Sheets (In NT$ billions)	1Q18		4Q17		1Q17	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	684.38	33.4%	649.36	32.6%	659.32	34.1%
Accounts Receivable	107.78	5.3%	122.32	6.1%	109.03	5.6%
Inventories	85.22	4.1%	73.88	3.7%	50.39	2.6%
Long-term Investments	34.38	1.7%	41.57	2.1%	44.52	2.3%
Net PP&E	1,055.37	51.5%	1,062.54	53.4%	1,037.36	53.6%
Total Assets	**2,049.16**	**100.0%**	**1,991.86**	**100.0%**	**1,934.66**	**100.0%**
Current Liabilities	342.24	16.7%	358.71	18.0%	321.58	16.6%
Long-term Interest-bearing Debts	83.40	4.1%	91.80	4.6%	134.22	6.9%
Total Liabilities	**442.55**	**21.6%**	**469.10**	23.6%	**478.35**	24.7%
Total Shareholders' Equity	**1,606.61**	**78.4%**	**1,522.76**	76.4%	**1,456.31**	75.3%
Key Indices						
A/R Turnover Days	**42**		**40**		**47**	
Inventory Turnover Days	**63**		**52**		**44**	
Current Ratio (x)	**2.7**		**2.4**		**2.6**	
Asset Productivity (x)	**0.9**		**1.0**		**0.9**	

* Total outstanding shares were 25,930mn units at 3/31/18.

** Asset productivity = Annualized net revenue / Average net PP&E

Open Innovation Platform®

© 2018 TSMC, Ltd

TSMC Property © 2018 TSMC, Ltd Cash Flows (1)Free cash flow = Cash from operating activities – Capital expenditures (1) (In NT$ billions)1Q184Q171Q17Beginning Balance553.39408.08541.25Cash from operating activities160.73204.13161.01Capital expenditures(71.85)(61.18)(102.51)Short-term loans (5.78)10.68(0.25)Investments and others(58.71)(8.32)(34.77)Ending Balance577.78553.39564.73Free Cash Flow88.88142.9558.50

TSMC Property © 2018 TSMC, Ltd Revenue to be between US$ 7.80 billion and US$ 7.90 billion Based on our current business outlook, management expects: 2Q18 Guidance And, based on the exchange rate assumption of 1 US dollar to 29.20 NT dollars, management expects: Gross profit margin to be between 47% and 49% Operating profit margin to be between 35% and 37%

TSMC Property © 2018 TSMC, Ltd Recap of Recent Major Events Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements TSMC Board of Directors Proposes NT$8 Cash Dividend per Share and Approves the Convening of the 2017 Annual Shareholders’ Meeting on June 5, 2018, at Which an Election for its Nine-Member Board of Directors Will Be Held ( 2018/02/13 ) TSMC Breaks Ground on Fab 18 in Southern Taiwan Science Park ( 2018/01/26 )

TSMC Property © 2018 TSMC, Ltd http://www.tsmc.com invest@tsmc.com